NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice as Equinox Gold Corp. (Equinox Gold or the Company) is utilizing the notice and access model for the delivery of the management information circular (the Circular) to registered and beneficial shareholders for its annual meeting of shareholders (the Meeting) to be held on May 3, 2023. This notice contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notice. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about notice and access, you can contact Equinox Gold toll free at 1-833-EQXGOLD (1- 833-379-4653) (North America) or 1-604-558-0560 (International).

This year, we are providing shareholders with an opportunity to attend our annual meeting either in person or online and to vote by proxy, in person, or online. See the guide "How to Participate in the Meeting Online" enclosed with this notice for information on how to join, ask questions and vote at the Meeting online.

MEETING INFORMATION

When:	Where:
Wednesday, May 3, 2023	595 Burrard Street, Suite 2600
1:30 p.m. (Vancouver time)	Vancouver, British Columbia

and online at: https://meetnow.global/MAGS6UV

Shareholders will be asked to vote on the following items of business at the Meeting:

• Setting the size of the board of directors of the Company at eight.

• Electing eight director nominees to serve on the Company's board of directors.

• Reappointing KPMG LLP as the Company's independent auditor for 2023 and authorizing the Company's directors to set the auditor's pay.

• Approving a non-binding advisory resolution on executive compensation.

For detailed information about each of the above items of business, please refer to the section of the Circular titled "Business of the Meeting". Equinox Gold urges shareholders to review the Circular before voting. Your Vote Is

Important.

This notice is being sent to both registered and non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Equinox Gold shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accessing Meeting Materials Online

This notice and the Circular are available under Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Equinox Gold's website at www.equinoxgold.com/investors/shareholder-meetings.

Requesting Printed Meeting Materials

If you want to receive a paper copy of the Circular, please call the Company toll free at 1-833-EQXGOLD (1-833-379- 4653) (North America) or 1-604-558-0560 (International). A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR. Requests should be received at least five business days in advance of the proxy deposit date set out in the accompanying proxy form or voting instruction form to receive the Circular in advance of the proxy deposit date and the Meeting date.

Notice and Access Notification to Shareholders

Voting Process

If you are a registered shareholder, you will have received a proxy form with this notice. If you are a non-registered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

You may vote your shares online, by phone, by mail or in person. Please refer to the directions on your proxy or voting instruction form for instructions on how to vote using these methods. For further information on voting, please see the section in our Circular titled "Attending the Meeting and Voting Procedures".

If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International), by email at ir@equinoxgold.com or through our dedicated Meeting site: www.equinoxgold.com/investors/agm-contact/.

By order of the Board of Directors

"Ross Beaty"

Chair

March 20, 2023